Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Century Bancorp, Inc. 401(k) Plan:
We consent to the incorporation by reference in the Registration Statement Form S-8 (No. 333-29987) of Century Bancorp, Inc. of our report dated April 14, 1999, with respect to the statements of net assets available for plan benefits of Century Bancorp, Inc. 401(k) Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedules of assets held at December 31, 1998 and the schedule of reportable transactions for year ended December 31, 1998 which reports appear in the December 31, 1998 annual report on Form 11-K of Century Bancorp, Inc. 401(k) Plan.

Boston, MA
December 12, 2007